October 7, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of your letter dated September 30, 2010, and appreciate your input with respect to our compliance with the applicable disclosure requirements.  We have restated your review comments below and our responses thereto follow:

SEC COMMENT

Form 10-Q for the Period Ended June 30, 2010

1.	“Please tell us why you are presenting the cash acquired in connection with the reverse merger, net of costs paid, as financing activities. Refer to ASC 230-10-45.”

PERNIX RESPONSE

At the time of the reverse merger, the assets of the non-operating public shell corporation, Golf Trust of America, Inc. (“GTA”), primarily consisted of cash and cash equivalents with a few other nominal assets.  In our determination of the appropriate presentation in the statement of cash flows for the period ended June 30, 2010 we considered the following guidance:

805-40-25-1.D: Merger of a Private Entity Into a Public Shell Corporation

The merger of a private operating entity into a nonoperating public shell corporation with nominal net assets typically results in the owners and management of the private entity having actual or effective operating control of the combined entity after the transaction, with shareholders of the former public shell continuing only as passive investors. The SEC Financial Reporting Manual in Topic 12: Reverse Acquisitions and Reverse Recapitalizations, indicates that the Staff considers these transactions to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the private entity issuing stock for the net monetary assets of the shell corporation, accompanied by a recapitalization.

We concluded that the reverse merger was a capital transaction in substance, with the private entity (Pernix Therapeutics, Inc.) essentially issuing 100% of its outstanding equity securities for the assets of GTA.  As a result, we classified the cash acquired by Pernix in the reverse merger as cash acquired in financing activities in our statement of cash flows.  This transaction did not involve the acquisition of assets held for or used in the production of goods or services byPernix, which are more representative of investing type activities.

Pernix Therapeutics Holdings, Inc.
10/07/10

SEC COMMENT

Note 16, Income Taxes, page 18

2.  “Your Form 8-K filed March 15, 2010 stated on page F-7 that there may be a limitation on use of your net operating loss carryforwards as a result of the reverse merger.  Please tell us why you believe that release of the valuation allowance related to the net operating loss carryforwards is in accordance with ASC 740-10-30-21.”

PERNIX RESPONSE

In connection with the reverse merger between Pernix Therapeutics, Inc. and Golf Trust of America, Inc., the net operating loss (NOL) carryforwards were substantially reduced, and the number of years available to utilize the remaining available NOLs was reduced to five tax years from the date of the reverse merger.  Based on our application of Accounting Standards Codification 740-10-30, the valuation allowance on net operating loss carryforwards was released in an amount equal to the NOLs that are projected to be utilized over the 5 year period.  We based this analysis on the history of profitable operating results of Pernix Therapeutics, Inc. (including Pernix’s operating results for the first quarter of 2010), and our expectations of profitable operations of the combined company over the estimated utilization period. Accordingly, the resulting release of the valuation allowance was recorded as a tax benefit.

SEC COMMENT

Management’s Discussion and Analysis – Allowances for Returns, Rebates, and Discounts, page 22

3.
“ We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved.”  (Please refer to original letter for the five bullets of suggested enhancements to the current disclosure).

PERNIX RESPONSE

We consistently strive to improve our disclosure so that investors have the information necessary to make prudent decisions regarding our company.   Please find attached as Exhibit A the original disclosure of Allowances for Returns, Rebates and Discounts on page 22 of our Form 10-Q filed on  August 16, 2010 and as Exhibit B the proposed expanded disclosure to be filed in future quarterly/annual filings.

SEC COMMENT

Exhibits 31.1 and 31.2

4.
“ We note that you filed your Principal Executive Officer and Principal Financial Officer certification under item 601(b)(31) of Regulation S-K.  Please revise the certification to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to include reference to internal controls.”

Pernix Therapeutics Holdings, Inc.
10/07/10

PERNIX RESPONSE

In our future filings for which Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K are required, we will revise such certifications to include the reference to internal controls.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, and we understand that staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing.  We further understand that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tracy S. Clifford
Chief Financial Officer

Pernix Therapeutics Holdings, Inc.
10/07/10

EXHIBIT A

Allowances for Returns, Discounts and Rebates

Pernix’s estimates of product rebates and discounts are based on its estimated mix of sales to various third-party payors, which are entitled either contractually or statutorily to discounts from Pernix’s listed prices of its products. Pernix makes these judgments based upon the facts and circumstances known to it in accordance with accounting principles generally accepted in the United States  (“GAAP”). In the event that the sales mix to third-party payors is different from its estimates, Pernix may be required to pay higher or lower total rebates than it has estimated.

The following table sets forth a summary of Pernix’s Allowances for Returns, Discounts and Rebates as of June 30, 2010 and 2009.

	Sales Returns	Rebates	Discounts
		(in thousands)
Balance at December 31, 2008	$2,386	$738	$709
Current provision	2,810	4,824	2,938
Payments and credits	(1,221)	(3,261)	(3,000)
Balance at December 31, 2009	3,975	2,301	647
Current provision	690	3,576	1,245
Payments and credits	(1,210)	(3,447)	(1,705)
Balance at June 30, 2010	$3,455	$2,430	$187

Pernix Therapeutics Holdings, Inc.
10/07/10

EXHIBIT B

Allowances for Returns, Discounts and Rebates

Pernix’s estimates of product rebates and discounts are based on its estimated mix of sales to various third-party payors, which are entitled either contractually or statutorily to discounts from Pernix’s listed prices of its products. Pernix makes these judgments based upon the facts and circumstances known to it in accordance with accounting principles generally accepted in the United States  (“GAAP”). In the event that the sales mix to third-party payors is different from its estimates, Pernix may be required to pay higher or lower total rebates than it has estimated.

The following table sets forth a summary of Pernix’s Allowances for Returns, Discounts and Rebates as of June 30, 2010 and 2009.

	Product Returns	Rebates	Discounts
		(in thousands)
Balance at December 31, 2008	$2,386	$738	$709
Current provision	2,810	4,824	2,938
Payments and credits	(1,221)	(3,261)	(3,000)
Balance at December 31, 2009	3,975	2,301	647
Current provision	690	3,576	1,245
Payments and credits	(1,210)	(3,447)	(1,705)
Balance at June 30, 2010	$3,455	$2,430	$187

      Product Returns. Consistent with industry practice, the Company offers contractual return rights that allow its customers to return the majority of its products within an 18-month period, from six months prior to and up to twelve months subsequent to the expiration date of its product. The Company’s products  have a 24 to 36 month expiration period from the date of manufacture.  The Company adjusts its estimate of product returns if it becomes aware of other factors that it believes could significantly impact its expected returns. These factors include its estimate of inventory levels of its products in the distribution channel, the shelf life of the product shipped, review of consumer consumption data as reported by external information management companies, actual and historical return rates for expired lots, the remaining time to expiration of the product, and the forecast of future sales of the product, as well as competitive issues such as new product entrants and other known changes in sales trends. The Company estimates returns at approximately 5% of gross sales for the Brovex line of products and approximately 7% of gross sales for all other product lines sold during (?) the three months ended June 30, 2010.  The Company has compiled historical data back to 2004 to derive the average return percentages of its products. The Company evaluates these reserves on a quarterly basis, assessing each of the factors described above, and adjusts the reserve accordingly. The lower estimate on Brovex sales is  due to the fact that almost 100% are Medicaid, which typically have a lower return rate.

      Rebates. The liability for managed care rebates is calculated based on historical and current rebate redemption and utilization rates with respect to each contract. The liability for Medicaid rebates is calculated based on historical and current rebate redemption and utilization rates contractually submitted by each state.

      Discounts. The Company’s estimates of discounts and price adjustments are applied pursuant to the contracts negotiated with certain customers and are primarily based on sales volumes.  The Company, from time to time, offers certain promotional product-related incentives to its customers. These programs include sample cards to retail consumers, certain product incentives to pharmacy customers and other sales stocking allowances. For example, the Company has initiated voucher programs for its promoted products whereby the Company offers a point-of-sale subsidy to retail consumers. The Company estimates its liabilities for these voucher programs based on  redemption information provided by a third party claims processing organization. The Company accounts for the costs of these special promotional programs as price adjustments, which are a reduction of gross revenue.

      Prompt Payment Discounts. The Company typically offers its wholesale customers a prompt payment discount of 2% as an incentive to remit payments within the first 30 or 60 days after the invoice date depending on the products purchased.